March 26, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Unum Therapeutics Inc.

Registration Statement on Form S-1 (File No. 333-223414) (the “Registration Statement”)

Ladies and Gentleman:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Unum Therapeutics Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on March 28, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we and the other prospective underwriters have distributed approximately 2,097 copies of the preliminary prospectus dated March 19, 2018 (the “Preliminary Prospectus”) through the date hereof to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, we hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours, MORGAN STANLEY & CO. LLC COWEN AND COMPANY, LLC As Representatives of the several Underwriters MORGAN STANLEY & CO. LLC.

By:	/s/ Lin Yan
Name: Title:	Lin Yan Vice President

COWEN AND COMPANY LLC

By:	/s/ Bill Follis
Name: Title:	Bill Follis Managing Director

[Signature Page to Request for Acceleration of Effectiveness]